Via Facsimile and U.S. Mail
Mail Stop 6010

August 18, 2005

Mr. Lawrance McAfee
Chief Financial Officer
US Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, TX 77042

Re: **US Physical Therapy, Inc**
        Form 10-K for the Fiscal Year Ended December 31, 2004
        Filed March 16, 2005
        File No. 001-11151

Dear Mr. McAfee:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 1: Business, page 3

Sources of Revenue, page 8

1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

    a. State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made.
    b. Disclose your policy for collecting co-payments.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 16

2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

    a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2003.
    b. Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
    c. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.
    d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have

been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Results of Operations, page 18

Fiscal Year 2004 Compared to Fiscal 2003, 18

Clinic Operating Costs - - Provision for Doubtful Accounts, page 19

3. Please tell us the day's sales outstanding for December 31, 2004. If it had changed significantly from 68 days at December 31, 2003, please also tell us the reasons for the change.

Liquidity and Capital Resources, page 22

4. Please tell us, in disclosure-type format, the steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 35

1. Organization, Nature of Operations and Basis of Presentation, Page 35

5. Please refer to your consolidation policy described in the third paragraph and provide us, in disclosure-type format, your policy for accounting for the clinics that operate under profit sharing arrangements with therapists that you describe in the first paragraph on page 3 of the filing. Further, explain to us, in disclosure-type format, the nature of line item "management contract revenues" on your statement of income and your policy for accounting for these arrangements and recognizing revenue.

2. Significant Accounting Policies, page 35

Goodwill, page 36

6. Please tell us to what "reporting segment units" refers and how it complies with FAS 142 that requires the use of "reporting unit". Further clarify for us, in disclosure-type format, whether your impairment test is performed for each "reporting segment unit" or in the aggregate for all "reporting segment units". If the latter, please tell us how your policy complies with FAS 142.

Minority Interests, page 36

    7. Please provide us your accounting analysis in which you have determined that it is appropriate to account for minority interest under EITF 00-23 as compensation in the statement of net income and as undistributed earnings in the balance sheet. Provide reference to specific paragraphs in your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Keira Ino, Staff Accountant, at (202) 551-3659, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant